UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity to Acquire Controlling Interest in Trigger Soft

Seoul, Korea – May 3, 2005 – Gravity Co., Ltd. (Nasdaq: GRVY), a leading developer and distributor of online games, that it had signed an agreement to acquire a 75% equity interest in Trigger Soft, a game developer in Korea, which developed R.O.S.E. Online, an online game distributed by GRAVITY. The purchase price was KRW 1.36 billion (approximately US$1.35 million).

David Yoon, Gravity’s CEO, said, “Trigger Soft developed R.O.S.E Online, the second massively multiplayer online role-playing game (MMORPG) that was introduced by GRAVITY, following its flagship title Ragnarok Online. R.O.S.E.
Online is licensed to and published exclusively by GRAVITY. We believe that our controlling interest in Trigger Soft and ability to directly supervise its management will enable us to promptly provide updates and meet the users’
demand for R.O.S.E. Online.”

Kwan Shik Seo, Gravity’s CFO, added, “As the popularity of R.O.S.E. Online will have a significant impact on the future success of Requiem and Ragnarok 2, the MMORPGs currently in our pipeline, we felt it was critical to acquire a controlling interest in Trigger Soft in order to constantly maintain and manage the brand value of Gravity by reinforcing R.O.S.E Online’s services and updates.  We believe we can maximize our investment in R.O.S.E. Online by leveraging Gravity’s leading brand name, ability to successfully commercialize games, along with our intimate relationships with our partners in our overseas markets.”

About R.O.S.E Online
R.O.S.E Online, which was commercially launched in Korea in January 2005, has been exported to Japan, Taiwan and the Philippines. In Korea, we believe, due to its console-quality graphics and storylines, the game attracted significant user attention during the open beta service period and the early stage of commercialization. The storyline of R.O.S.E Online is based on adventures through seven planets. We believe that our acquisition of the controlling interest in Trigger Soft will result in substantial improvement in the promptness of future updates and the quality of services.

About Gravity Co. Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games in Japan, Taiwan, Thailand and Korea. The Company’s principal product,
Ragnarok Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses the merchandizing of character-related products based on its online games. For more information visit www.gravity.co.kr.

About Trigger Soft
Trigger Soft Corporation was established in 1995.  It had been developing PC based strategic simulation games such as JangBoGo War, ChoongMuGong War, TweMa
Legend and LarcMu, among others, until it developed R.O.S.E Online, a MMORPG, in 2003, which was licensed it to Gravity.  Trigger Soft has a long history and valuable know-how in the game industry, as well as a small but solid development team.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such
as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”
"believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as the
Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-
looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS:
In Korea:
Kwan Shik Seo, CFO, Gravity Co. Ltd.
Tel: 82-2-516-5438(ext.314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP at The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: Kwan Shik Seo	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO